Exhibit 12.1

Progenics Pharmaceuticals, Inc.
Ratio of (Loss) Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Determination of (loss) earnings:
(Loss) income from operations	$(39,119)	$4,410	$(42,934)	$(35,431)	$10,381
Add:
Fixed charges	373	373	710	410	695

(Loss) earnings, as adjusted	$(38,746)	$4,783	$(42,224)	$(35,021)	$11,076

Fixed charges:

Estimate of interest within rental expense	373	373	710	410	695

Fixed charges	$373	$373	$710	$410	$695

Preferred stock dividends	$-	$-	$-	$-	$-

Ratio of (loss) earnings to fixed charges and preferred stock dividends	*	13	*	*	16
Coverage deficiency amount for total fixed charges and preferred stock dividends (1)	$39,119	$-	$42,934	$35,431	$-

(1)	For the years ended 2012, 2013 and 2015, the Company's coverage ratio is less than one-to-one and it must generate additional earnings of these specified amounts to achieve a coverage ratio of 1:1.